AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT, entered into as of February 9, 2016 amends and restates that certain employment agreement dated as of January 27, 2016, by and between Salvador Rosillo (“Executive”) and HempAmericana, a Delaware corporation (the “Company”).

RECITALS

A.	Executive is the founder, sole director and Chief Executive Officer of the Company and has worked with the company since its formation on February 20, 2014.

B.	The Company entered into an employment agreement with the Executive on January 27, 2016 and now the parties wish to amend and restate that agreement in favor of this; and

C.	The Company wishes to employ Executive, and to assure itself of the continued services of Executive for the term of employment provided for in this Agreement and to adequately compensate him for the past services he has rendered to the Company, and Executive desires to be employed by the Company for such period, upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the Company and Executive, intending to be legally bound, do hereby agree as follows:

ARTICLE I

EMPLOYMENT

1.1        Employment. The Company hereby employs, engages and hires Executive, and Executive agrees to be employed by the Company, upon the terms and provisions of this Agreement.

1.2        Responsibilities. Executive shall serve as Chief Executive Officer and President of the Company, performing such duties as may be commensurate with such title and position and serving at the direction of the Board of Directors of the Company (the “Board”). During the Term of this Agreement, Executive shall also be serve as the sole member of the Board.

1.3        Full-Time Commitment. Executive will serve the Company faithfully and to the best of his ability and will devote substantially all of his working time, energy, experience and talents to the business of the Company.

1.4        Term. The term of this Agreement shall commence as of the date first written above and shall terminate on the earlier of:

(a)        the termination of Executive’s employment pursuant to Article III of this Agreement; or

(b)       the third anniversary of the date of this Agreement; provided that any obligations contained in this Agreement to be performed by either the Company or Executive after termination of this Agreement shall survive such termination. The period commencing on the date of this Agreement and ending on the third anniversary date is hereinafter called the “Term”.

ARTICLE II

COMPENSATION OF EXECUTIVE

2.1         Base Salary. Executive will receive a base salary at the approximate rate of $1,000,000 per annum (as the same may from time to time be adjusted as hereinafter provided in this Section 2.1, the “Base Salary”). The Executive was granted 45,215,533 shares of common stock for his first year of service through February 10, 2015. The Base Salary for the immediate past year of services from the date of February 11, 2015 to January 29, 2016, in lieu of cash (as the Company has no cash to pay the Executive), shall be paid to Executive in fully vested common shares of the Company, which shares shall be restricted from sale in the public markets. Executive, and the Company agrees, that for the period of February 11, 2015 to January 29, 2016, such compensation to be paid for the past year of services rendered to the Company in the form of common shares of the Company stock shall be paid as follows:

Name	Address	Tax ID	Amount of Shares
Salvador Rosillo	78 Reade St. Suite 4th Floor West. Bell # 7 New York City, NY. 10007	###-##-####	5,000,000*
Africement, Inc., a Delaware corporation	78 Reade St. Suite 4th Floor West. Bell # 7 New York City, NY. 10007	41-2152604	40,000,000*

(*These shares were issued previously as common shares. They have since been converted to Class A common shares of the Company)

From the present through the remainder of the Term, Executive’s salary shall be determined by the Board of Directors in their discretion.

2.2         Annual Bonus. Executive’s bonus is included in his Base Salary and no additional bonus shall be paid.

2.3         Vacation. Executive shall be entitled to take four weeks of paid vacation annually, to be taken at such time or times as shall be mutually convenient to Executive and the

Company. Unused vacation shall accrue in accordance with the Company’s vacation accrual policy.

2.4       Expenses. The Company shall promptly pay or reimburse Executive in accordance with the Company’s practices consistently applied for all reasonable expenses incurred by him in connection with the performance of his duties and responsibilities hereunder.

2.6        Other Benefits; Health Coverage; Automobile Allowance. Executive shall participate in all employee benefit plans now existing or hereafter established by the Company and made generally available to its executive officers to the extent thereunder permitted by virtue of his age, position, tenure, salary and other qualifications.

2.7        Indemnification; Insurance. To the fullest extent permitted under applicable law, the Company shall indemnify, defend and hold Executive harmless from any and all costs, liabilities, losses, damages and expenses (including reasonable attorneys’ fees) (collectively, “Losses”), and the Company shall otherwise advance on behalf of Executive such fees and expenses, arising from or relating to the performance of his duties pursuant to the terms of this Agreement, so long as such Losses are not the result of Executive’s gross negligence or willful misconduct. The Company will use its reasonable efforts, based on its evaluation of the relative costs and scope of insurance coverage that may be otherwise available, to insure Executive in the good faith performance of his duties pursuant to the terms of this Agreement under all applicable comprehensive general liability and director and officer insurance policies that the Company may have in place from time to time with respect to the Company. This provision shall be construed as an agreement independent of any other provision of this Agreement, and the existence of any claim or cause of action, whether predicated on this Agreement or otherwise, shall not, in and of itself, constitute a defense to the enforcement by the Executive of this covenant, except as otherwise provided herein. This Section 2.7 shall survive the termination of this Agreement.

ARTICLE III

TERMINATION

3.1         The Executive shall continue to serve the Company at the pleasure of the Company’s Board of Directors.

ARTICLE IV

CONFIDENTIAL INFORMATION

4.1        Non-Disclosure. Executive shall not disclose, at any time, whether during or after the Term of this Agreement, directly or indirectly (except as Executive’s duties in the regular and proper course of the Company’s business may require and except as required by law), any Proprietary Information to any person other than authorized employees and Company representatives thereof at the time of such disclosure, or to such other persons to whom Executive has been specifically instructed to make disclosure by the Board and in all such cases only to the extent required in the regular and proper course of business of the Company, if the effect of such disclosure results in, or could reasonably be expected to result in, a material injury to the Company. At the termination of his employment, Executive shall deliver to the Company all written and electronic notes, letters, documents and records which may contain Proprietary Information which are then in his possession or control and shall not retain or use any written or electronic copies or summaries thereof.

ARTICLE V

COMPANY’S REMEDIES

5.1        Remedies. Executive acknowledges that he has carefully read and considered the terms of this Agreement and knows them to be essential to induce the Company to enter into this Agreement and that any breach of the provisions contained herein will result in serious and irreparable injury to the Company. Therefore, in the event of a breach of this Agreement, in addition to any and all rights to damages that otherwise may be available to the Company, the Company shall be entitled to equitable relief against Executive, including, without limitation, an injunction to restrain Executive from such breach and to compel compliance with this Agreement in protecting or enforcing its rights and remedies.

ARTICLE VI

MISCELLANEOUS

6.1        Notices. All notices hereunder, to be effective, shall be in writing and shall be deemed delivered when delivered by hand or upon receipt when sent by telecopy (answer back received) or upon the second day after the same has been sent by first-class, certified mail, postage and fees prepaid, as follows (or at such other address as is from time to time specified by the party entitled to such notice in writing):

If to Company:           78 Reade St., Suite 4th Floor West. Bell # 7, New York, NY. 10007

If to Executive:           78 Reade St., Suite 4th Floor West. Bell # 7, New York, NY. 10007

6.2        Modification. This Agreement, the Non-Compete Agreement and the stock option agreement constitute the entire agreement between the parties hereto with regard to the subject matter hereof, terminating and superseding all prior understandings and agreements, whether written or oral. This Agreement may not be amended or revised except by a writing signed by the parties.

6.3        Assignment. This Agreement and all rights hereunder are personal to Executive and may not be assigned by him. Notwithstanding anything else in this Agreement to the contrary, (a) the Company may assign this Agreement to and all rights hereunder shall inure to the benefit of any person, firm or corporation succeeding to all or substantially all of the business or assets of the Company whether by purchase, merger or consolidation and (b) Executive may assign his rights to receive payments under this Agreement to his heirs by will or pursuant to the laws of intestate distribution. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

6.4        Captions. Captions herein have been inserted solely for convenience of reference and in no way define, limit or describe the scope or substance of any provision of this Agreement.

6.5        Severability. The provisions of this Agreement are severable, and the invalidity of any provision shall not affect the validity of any other provision. In the event that any court of competent jurisdiction shall determine that any provision of this Agreement or the application thereof is unenforceable because of the duration or scope thereof, the parties hereto agree that said court in making such determination shall have the power to reduce the duration and scope of such provision to the extent necessary to make it enforceable, and that this Agreement in its reduced form shall be valid and enforceable to the full extent permitted by law.

6.6        Taking Effect. The terms and conditions set forth in this Agreement shall take effect and be binding upon the parties on the date first above written.

6.7        Governing Law. This Agreement shall be construed under and governed by the laws of the State of Delaware, without regard to the conflict of law principles thereof.

6.8        Withholding and Other Tax Matters. The Company shall be entitled to withhold, or cause to be withheld, from payment to Executive any amount of withholding taxes required by applicable law with respect to all payments and financial accommodations made to Executive pursuant to this Agreement or in connection with his employment hereunder.

6.9        Ownership of Intellectual Property. Executive shall promptly disclose to the Company all ideas, improvements, inventions and innovations, in whatever form, suggested or resulting from the efforts of Executive during the Term and otherwise relating to the business of the Company, including those conceived by Executive alone or with others during employment with the Company. Executive acknowledges and agrees that all such property shall be the exclusive property of the Company.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as a binding contract as of the day and year first above written.

“Company”

HempAmericana, Inc.

By:
Salvador Rosillo, Director

“Executive”

Salvador Rosillo, Chief Executive Officer